09056000

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR - 2 2009
Washington, DC
110

SEC FILE NUMBER
8-51354

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-08 (MM/DD/YY) AND ENDING 12-31-08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

THOMAS WEISEL PARTNERS LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Montgomery Street
(No. and Street)

San Francisco	CA	94104
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Shaugn Stanley, Chief Financial Officer — (415) 364-2500
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - *if individual, state last, first, middle name*)

50 Fremont Street	San Francisco	CA	94105
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

SEC 1410 (06-02)

OATH OR AFFIRMATION

We, Shaugn Stanley and Ryan Stroub, affirm that, to the best of our knowledge and belief the accompanying consolidated financial statements and unconsolidated supplemental schedules pertaining to Thomas Weisel Partners LLC and subsidiaries (the "Company"), as of and for the year ended December 31, 2008, are true and correct. We further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]   Date: 2/27/09

Chief Financial Officer
Title

Signature: [signature]   Date: 2.27.2009

Chief Accounting Officer
Title

State of California
County of San Francisco

Subscribed and sworn to (or affirmed) before me on this 27th day of February, 2009, by Shaugn Stanley and Ryan Stroub, proved to me on the basis of satisfactory evidence to be the persons who appear before me.

[signature]
Notary Public

KAREN SANTOS
COMM. #1704894
NOTARY PUBLIC-CALIFORNIA
SAN FRANCISCO COUNTY
My Comm. Expires Nov. 13, 2010

THOMAS WEISEL PARTNERS LLC AND SUBSIDIARIES

(SEC ID. NO. 8-51354)

Consolidated Statement of Financial Condition as of December 31, 2008 and Independent Auditors' Report and Supplemental Report on Internal Control

PUBLIC DOCUMENT

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 and Regulation 1.10(g) under the Commodity Exchange Act as a **PUBLIC DOCUMENT**.

Deloitte.

Deloitte & Touche LLP
50 Fremont Street
San Francisco, CA 94105-2230
USA

Tel: +1 415 783 4000
Fax: +1 415 783 4329
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Member of Thomas Weisel Partners LLC:

We have audited the accompanying consolidated statement of financial condition of Thomas Weisel Partners LLC and subsidiaries (the "Company") as of December 31, 2008, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated statement of financial condition presents fairly, in all material respects, the consolidated financial position of Thomas Weisel Partners LLC and subsidiaries at December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 27, 2009

THOMAS WEISEL PARTNERS LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008 (in thousands)

ASSETS		
Cash and cash equivalents	$	77,988
Securities owned		8,436
Receivable from Clearing Brokers		7,015
Corporate finance and syndicate receivables—net of allowance for doubtful accounts of $751		5,378
Other investments		8,913
Receivable from affiliates—net		15,287
Other assets		16,026
TOTAL ASSETS	$	139,043
LIABILITIES AND MEMBER'S EQUITY		
Liabilities:		
Securities sold, but not yet purchased	$	11,530
Accrued compensation		16,201
Accrued expenses and other liabilities		19,419
Payable to Clearing Brokers		13
Payable to Parent and affiliates—net		6,857
Total liabilities		54,020
MEMBER'S EQUITY		85,023
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	139,043

See accompanying notes to the consolidated statement of financial condition.

1. ORGANIZATION

Thomas Weisel Partners LLC ("TWP"), together with its subsidiaries (collectively, the "Company"), is a limited liability company headquartered in San Francisco, California. TWP was formed on September 18, 1998 under the laws of the State of Delaware and is a wholly-owned subsidiary of Thomas Weisel Partners Group, Inc. (the "Parent"). TWP was formed as the brokerage and investment banking operation of the Parent.

TWP is a registered broker-dealer under the Securities Exchange Act of 1934, is a member of the New York Stock Exchange, Inc., American Stock Exchange, the Financial Industry Regulatory Authority ("FINRA") and the Ontario Securities Commission. TWP is also a registered introducing broker under the Commodity Exchange Act and a member of the National Futures Association.

Thomas Weisel Partners LLC introduces on a fully disclosed basis its proprietary and customer securities transactions to other broker dealers (the "Clearing Brokers") for clearance and settlement.

In October 2008, Thomas Weisel Partners (USA) Inc., an indirect broker-dealer subsidiary of the Parent, transferred its customer accounts to the Company. These accounts are also carried by the Clearing Brokers on a fully disclosed basis.

In December 2008, Thomas Weisel Capital Management LLC, a subsidiary of the Parent, completed a transaction with Guggenheim Partners, LLC in which the Company transferred to Guggenheim existing portfolio management, analytical, administrative and other support functions from Thomas Weisel International Private Limited ("TWIPL"), a subsidiary of the Company.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation – The consolidated statement of financial condition is prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP"). The consolidated statement of financial condition includes the accounts of Thomas Weisel Partners LLC and its wholly-owned subsidiaries. Accordingly, all intercompany balances and transactions have been eliminated. The subsidiaries of TWP have been excluded from the computation of net capital.

Use of Estimates – The preparation of the Company's consolidated statement of financial condition in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated statement of financial condition. Actual amounts could differ from those estimates and such differences could be material to the consolidated statement of financial condition.

Investment Banking Revenue – Investment banking revenue includes underwriting and private placement agency fees earned through the Company's participation in public offerings and private placements of equity and debt securities, including convertible debt, and fees earned as a financial advisor in mergers and acquisitions and similar transactions. Underwriting revenues are earned in securities offerings in which the Company acts as an underwriter and include management fees, selling concessions and

underwriting fees. Management fees are recorded on the offering date, selling concessions on the trade date and underwriting fees at the time the underwriting is completed and the related income is reasonably determinable. Syndicate expenses related to securities offerings in which the Company acts as underwriter or agent are deferred until the related revenue is recognized. Merger and acquisition fees and other advisory service revenues are generally earned and recognized upon successful completion of the engagement, except for fees earned upon the delivery of a fairness opinion and fees earned ratably over the term of a retainer.

Brokerage Revenue – The majority of the Company's brokerage revenue is derived from commissions paid by customers for brokerage transactions in equity securities and spreads paid by customers on convertible debt securities. Commission revenues and related expenses resulting from securities transactions executed are recorded on a trade date basis. Brokerage revenue also includes net trading gains and losses which result from market making activities from the Company's commitment of capital to facilitate customer transactions and from proprietary trading activities relating to the Company's convertible debt and special situations trading groups. In addition, brokerage revenue includes fees paid to the Company for investment advisory services provided through its private client services group to both institutional and high-net-worth individual investors based on the value of assets under management. These fees are recognized in income as earned.

Other Revenue – Other revenue includes fees earned for selling the Company's proprietary research. Proprietary research revenue is generally earned and recognized upon completion and delivery of the proprietary research performed. Additionally, the Company has arrangements with other broker-dealers whereby research services are provided for a fixed fee and such fees are recognized ratably over the service period within other revenue.

In addition, other revenue includes the realized and unrealized gains and losses from the valuation of the Company's investments, which are carried on the consolidated statement of financial condition within other investments, and certain investments held in securities sold, but not yet purchased.

Cash and Cash Equivalents – The Company considers highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents. Cash and cash equivalents include cash on deposit with the Clearing Brokers of $68.6 million as of December 31, 2008.

Securities Owned, Securities Sold, but not yet Purchased and Other Investments – Securities owned, securities sold, but not yet purchased and other investments are recorded on a trade date basis and are carried at fair value. Realized and unrealized gains and losses have been reflected in brokerage revenue or other revenue. Equity securities and the equity index fund are carried at market value which is determined using quoted market prices. Convertible debt securities and other fixed income securities are carried at market value determined using recent transactions, dealer quotes and comparable fixed income values.

Receivable from/Payable to Clearing Brokers – The Company clears customer transactions through other broker-dealers on a fully disclosed basis. The amounts receivable from and payable to the Clearing Brokers relate to such transactions. The Company has indemnified the Clearing Brokers for any losses as a result of customer nonperformance.

Fair Value of Financial Instruments – Securities owned, securities sold, but not yet purchased and other investments are recorded at fair value. The Company's other financial instruments, including cash and cash equivalents, corporate finance and syndicate receivables, receivable from and payable to Clearing Brokers and certain other assets, are recorded at their cost or contract amount which is considered by management to approximate their fair value as they are short-term in nature or are subject to frequent repricing.

Corporate Finance and Syndicate Receivables – Corporate finance and syndicate receivables include receivables relating to the Company's investment banking or advisory engagements. The Company records an allowance for doubtful accounts on these receivables on a specific identification basis.

Income Taxes – As a single member LLC, the Company is not directly liable for income taxes. All of the Company's income and losses are, however, reportable by the Parent. Accordingly, the Federal and state income taxes payable by the Parent have not been reflected in the accompanying consolidated statement of financial condition. The Company records income tax expense on the earnings of its foreign subsidiaries.

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes*, which requires the recognition of deferred tax assets and liabilities based upon temporary differences between the financial reporting and tax bases of its assets and liabilities. Valuation allowances are established when necessary to reduce deferred tax assets when it is more likely than not that a portion or all of the deferred tax assets will not be realized.

Foreign Currency Translation – Assets and liabilities denominated in non-U.S. currencies are translated at the rate of exchange prevailing on the date of the consolidated statement of financial condition.

New Accounting Pronouncements

Statement of Financial Accounting Standards No. 157 – "Fair Value Measurements" ("SFAS No. 157"). In September 2006, the Financial Accounting Standards Board ("FASB") issued SFAS No. 157, which defines fair value, establishes a framework for measuring fair value in GAAP and expands disclosures about fair value measurements. The primary focus of SFAS No. 157 is to increase consistency and comparability in fair value measurements, as well as provide better information about the extent to which fair value is used to measure recognized assets and liabilities, the inputs used to develop the measurements and the effect fair value measurements have on earnings for the period, if any. The Company adopted SFAS No. 157 as of January 1, 2008. Adoption of SFAS No. 157 did not have a material impact on the Company's consolidated statement of financial condition. Under provisions set forth in FSP 157-2, *Effective Date of FASB Statement No. 157* ("FSP 157-2"), the Company elected to defer adoption of SFAS No. 157 until January 1, 2009 for nonfinancial assets and nonfinancial liabilities that are not recognized or disclosed at fair value in the consolidated statement of financial condition on a recurring basis. The Company adopted the provisions of FSP 157-2 on January 1, 2009, and adoption did not have an impact on the consolidated statement of financial condition.

The Company's financial assets and liabilities measured and reported at fair value are classified and disclosed in one of the following categories:

- Level 1 – Quoted prices are available in active markets for identical investments as of the reporting date. Investments included in this category are listed equities. As required by SFAS No. 157, the Company does not adjust the quoted price of these investments, even in situations where it holds a large position and a sale could reasonably be expected to affect the quoted price.

- Level 2 – Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies. Investments which are generally included in this category are convertible bonds.

- Level 3 – Pricing inputs are unobservable for the investment and include situations where there is little, if any, market activity for the investment. The inputs into the determination of fair value require significant management judgment or estimation. Investments included in this category generally are auction rate securities and convertible bonds that cannot be publicly offered or sold unless registration has been affected under the Securities Act of 1933.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the financial asset or liability's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and it considers factors specific to the financial asset or liability.

The Company has valued its investments, in the absence of observable market prices, using the valuation methodologies described above applied on a consistent basis. Where little market activity exists for a financial asset or liability, management's determination of fair value is based on the best information available in the circumstances and may incorporate management's own assumptions and involves a significant degree of management's judgment.

The determination of fair value using Level 3 methodologies takes into consideration a range of factors, including but not limited to the price at which the investment was acquired, the nature of the investment, local market conditions and trading values on public exchanges for comparable securities. These valuation methodologies involve a significant degree of management judgment.

Statement of Financial Accounting Standards No. 159 – "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS No. 159"). In February 2007, the FASB issued SFAS No. 159, which permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value and establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. The Company adopted SFAS No. 159 as of January 1, 2008. The Company elected not to apply the provisions of SFAS No. 159 to fair value its assets and liabilities and instead will fair value its assets and liabilities according to the provisions of SFAS No. 157.

Statement of Financial Accounting Standards No. 141R – "Business Combinations" ("SFAS No. 141R"). In December 2007, the FASB issued SFAS No. 141R, which improves the relevance, representational faithfulness and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. SFAS No. 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Early adoption of SFAS No. 141R was not permitted. The Company adopted SFAS No. 141R on January 1, 2009, and adoption did not have an impact on the Company's consolidated statement of financial condition.

Statement of Financial Accounting Standards No. 160 – "Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51" ("SFAS No. 160"). In December 2007, the FASB issued SFAS No. 160, which improves the relevance, comparability and transparency of the financial information that a reporting entity provides in its consolidated financial statements by establishing

accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS No. 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Early adoption of SFAS No. 160 was not permitted. The Company adopted SFAS No. 160 on January 1, 2009, and adoption did not have an impact on the Company's consolidated statement of financial condition.

Statement of Financial Accounting Standards No. 161 – "Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133" ("SFAS No. 161"). In March 2008, the FASB issued SFAS No. 161, which enhances disclosures about an entity's derivative instruments and hedging activities and thereby improves the transparency of financial reporting. SFAS No. 161 is effective for financial statements issued for fiscal years, and interim periods within those fiscal years, beginning after November 15, 2008. SFAS No. 161 encourages, but does not require, comparative disclosures for earlier periods at initial adoption. The Company adopted SFAS No. 161 on January 1, 2009, and adoption did not have an impact on the Company's consolidated statement of financial condition.

3. SECURITIES OWNED AND SECURITIES SOLD, BUT NOT YET PURCHASED

At December 31, 2008, securities owned and securities sold, but not yet purchased were as follows:

	Securities Owned	Securities Sold, But Not Yet Purchased
Equity securities	$ 2,034	$ 1,457
Equity index fund	—	10,073
Convertible bonds	6,402	—
Total securities owned and securities sold, but not yet purchased	$ 8,436	$ 11,530

The Parent transferred $16.2 million in securities sold, but not yet purchased to the Company during the year ended December 31, 2008 which resulted in a decrease in the Company's payable to the Parent at the time of transfer.

At December 31, 2008, securities sold, but not yet purchased were collateralized by securities owned that are held at the Clearing Brokers.

The Company did not hold any convertible bonds that cannot be publicly offered or sold unless registration has been affected under the Securities Act of 1933 at December 31, 2008.

4. OTHER INVESTMENTS

As of December 31, 2008, other investments include auction rate securities ("ARS") with a par value of $9.7 million and fair value of $8.9 million. The Parent transferred these ARS to the Company during the year ended December 31, 2008 in order to repay a portion of its payable to the Company. At the time of transfer the ARS had a par value of $9.7 million and a fair value of $9.5 million.

The ARS are variable rate debt instruments, having long-term maturity dates (approximately 25 to 31 years), but whose interest rates are reset through an auction process, most commonly at intervals of 7, 28 and 35 days. The interest earned on these investments is exempt from Federal income tax. All of the Company's ARS are backed by pools of student loans and are rated either Aaa, Aa3 or A1 at

December 31, 2008. The Company continues to receive interest when due on its ARS and expects to continue to receive interest when due in the future. The weighted-average Federal tax exempt interest rate was 1.91% at December 31, 2008.

The auctions for the Company's ARS ceased during the year ended December 31, 2008. The principal balance of the Company's ARS will not be accessible until successful auctions occur, a buyer is found outside of the auction process, the issuers and the underwriters establish a different form of financing to replace these securities or final payments come due according to the contractual maturities. As a result of auction failures during the year ended December 31, 2008, the Company evaluated the credit risk and compared the yields on its ARS to similarly rated municipal issues. The Company's valuation of its ARS assessed the credit and liquidity risks associated with the securities and determined the fair values based on a discounted cash flow analysis.

5. FINANCIAL INSTRUMENTS

The following is a summary of the fair value of the major categories of financial instruments held by the Company at December 31, 2008:

ASSETS	
Securities owned	$ 8,436
Other investments	8,913
Total assets	$ 17,349
LIABILITIES	
Securities sold, but not yet purchased	$ 11,530
Total liabilities	$ 11,530

The following is a summary of the Company's financial assets and liabilities as of December 31, 2008 that are accounted for at fair value on a recurring basis by level in accordance with the fair value hierarchy described in Note 2 – Significant Accounting Policies:

	Level 1	Level 2	Level 3	Total
ASSETS				
Securities owned				
Equity securities	$ 1,111	$ 923	$ —	$ 2,034
Convertible bonds	—	6,402	—	6,402
Other investments				
Auction rate securities	—	—	8,913	8,913
Total assets	$ 1,111	$ 7,325	$ 8,913	$ 17,349
LIABILITIES				
Securities sold, but not yet purchased				
Equity securities	$ 1,457	$ —	$ —	$ 1,457
Equity index fund	10,073	—	—	10,073
Total liabilities	$ 11,530	$ —	$ —	$ 11,530

6. SHARE-BASED COMPENSATION

The Parent's Equity Incentive Plan provides for the awards of non-qualified and incentive stock options, restricted stock and restricted stock units and other share-based awards to officers, directors, employees, consultants and advisors of the Parent and its subsidiaries. As of December 31, 2008, the total number of shares issuable under the plan was 11,150,000 shares, with certain restrictions regarding the amount of awards granted in any calendar year.

Restricted Stock Units

Upon completion of its initial public offering, the Parent granted to a broad group of its employees and advisors and each of its independent directors restricted stock units with respect to which shares of the Parent's common stock are deliverable. The allocation of these restricted stock units to the employees was determined on a discretionary basis and the grants to the independent directors were determined in accordance with the director compensation policy. The value of these restricted stock units was based on the market price on the date of grant. These restricted stock units vest in three equal installments, a portion of which vest equally on February 7, 2007, 2008 and 2009, subject to the employee's continued employment with the Parent. After vesting, the shares of common stock underlying most of these restricted stock units will be deliverable in three equal installments on or about February 7, 2009, 2010 and 2011, respectively, but may be deliverable earlier in the event of a change in control.

In addition to the grant of restricted stock units made in connection with completion of the Parent's initial public offering, the Parent makes grants of restricted stock units from time to time in connection with its regular compensation and hiring process. Although the terms of individual grants vary, as a general matter, grants of restricted stock units made in connection with the Parent's regular compensation and hiring process will vest over a three or four-year service period, subject to the employee's continued employment with the Parent, but may vest earlier in the event of a change of control. In addition to the grants of restricted stock units that vest over a three or four-year service period, the Company has granted performance based awards that vest upon achievement or satisfaction of performance conditions specified in the performance award agreement. The shares of common stock underlying these restricted stock units will be deliverable on or about the related vesting date.

A summary of restricted stock unit activity is presented below:

	Shares	Weighted Average Grant Date Fair Value
Non-vested—January 1, 2008	2,066,053	$ 16.69
Issued	5,310,677	7.52
Vested	(671,696)	16.24
Cancelled	(949,106)	12.74
Non-vested—December 31, 2008	5,755,928	$ 8.94

In February 2009, the Parent made an additional grant of approximately 2,200,000 restricted stock units in connection with its regular compensation process to employees of the Company. The restricted stock units granted will vest over a three-year service period, subject to the employee's continued employment with the Company, and the shares of common stock underlying these restricted stock units will be deliverable on or about the related vesting date.

7. SUBORDINATED BORROWING

In April 2008, the Company entered into a $25.0 million revolving note and subordinated loan agreement with its primary Clearing Broker. The agreement terminates in April 2010. As of December 31, 2008, the Company does not have any balances outstanding under this facility.

8. BENEFIT PLAN

The Parent has a defined contribution 401(k) retirement plan (the "Plan") which allows eligible employees to invest a percentage of their pretax compensation, limited to the maximum allowed by the Internal Revenue Service regulations. The Company, at its discretion, may contribute funds to the Plan.

9. TRANSACTIONS WITH PARENT AND AFFILIATES

In accordance with applicable Securities and Exchange Commission (the "SEC") and FINRA Regulations, the Parent is not permitted to withdraw capital from TWP if its net capital would fall below minimum required levels.

The payable to the Parent is shown net of the receivable from the Parent. The Company reimburses the Parent for certain operating expenses paid by the Parent on behalf of the Company in accordance with a management fee service agreement. These operating expenses include facilities and occupancy costs, information technology and communications, and other administrative costs.

The Company makes payments for operating expenses on behalf of the Parent and its affiliates. These amounts are included in receivables from and payable to the Parent and affiliates and are subsequently reimbursed to the Company.

During the year ended December 31, 2008, the Parent made capital contributions to the Company in the amount of $15.6 million in the form of share-based payments to employees of the Company.

Thomas Weisel Partners International Limited ("TWPIL"), a subsidiary of the Parent, refers institutional brokerage transactions to the Company for execution. These fees are reimbursed by TWPIL and are recorded in receivable from affiliates in the consolidated statement of financial condition.

In June 2008, the Company entered into a loan agreement with Thomas Weisel Capital Corporation ("TWCC"), a subsidiary of the Parent. Under the terms of the loan agreement, the Company has agreed to lend to TWCC, from time to time, sums which do not exceed $20 million. TWCC will pay interest equal to the short-term applicable Federal rate plus 500 basis points to the Company on funds borrowed under the agreement. The agreement terminates in June 2010. During the year ended December 31, 2008, no amounts were borrowed by TWCC from the Company. In February 2009, TWCC borrowed and subsequently repaid $4.0 million under the agreement.

10. COMMITMENTS AND CONTINGENCIES

Guarantees – The Company's customers' transactions are introduced to the Clearing Brokers for execution, clearance and settlement. Customers are required to complete their transactions on settlement date, generally three business days after the trade date. If customers do not fulfill their contractual obligations to the Clearing Brokers, the Company may be required to reimburse the Clearing Brokers for losses on these obligations. The Company has established procedures to reduce this risk by monitoring trading within accounts and requiring deposits in excess of regulatory requirements.

In February 2009, a customer of the Company failed to pay for several equity purchases the Company executed at the customer's request. Refer to Note 13 – Subsequent Event.

The Company is a member of various securities exchanges. Under the standard membership agreement, members are required to guarantee the performance of other members and, accordingly, if another member becomes unable to satisfy its obligations to the exchange, all other members would be required to meet the shortfall. The Company's liability under these arrangements is not quantifiable and could exceed the cash and securities it has posted as collateral. However, management believes that the potential for the Company to be required to make payments under these arrangements is remote. The Company has not recorded any loss contingency for this indemnification.

Guaranteed Compensation – The Company entered into guaranteed compensation agreements prior to December 31, 2008 for services to be provided before and after December 31, 2008. These obligations are being accrued ratably over the service period of the agreements. Total unaccrued obligations at December 31, 2008 for services to be provided subsequent to December 31, 2008 were $1.7 million.

Lease Obligations – The Company, through its wholly-owned subsidiary TWIPL, has entered into operating leases for facilities in India. These leases were assigned to Guggenheim as a result of the Guggenheim transaction (discussed in Note 1 – Organization) during the year ended December 31, 2008, and the Company has no future obligation under the lease agreements at December 31, 2008.

Loss Contingencies – The Company is involved in a number of judicial, regulatory and arbitration matters arising in connection with its business. The outcome of matters the Company is involved in cannot be determined at this time, and the results cannot be predicted with certainty. There can be no assurance that these matters will not have a material adverse effect on the Company's results of operations in any future period, and a significant judgment could have a material adverse impact on the Company's consolidated statement of financial condition. The Company may in the future become involved in additional litigation in the ordinary course of its business, including litigation that could be material to the Company's business.

In accordance with Statement of Financial Accounting Standards No. 5, *Accounting for Contingencies,* the Company reviews the need for any loss contingency reserves and establishes reserves when, in the opinion of management, it is probable that a matter would result in liability, and the amount of loss, if any, can be reasonably estimated. Generally, with respect to matters the Company is involved in, in view of the inherent difficulty of predicting the outcome of these matters, particularly in cases in which claimants seek substantial or indeterminate damages, it is not possible to determine whether a liability has been incurred or to reasonably estimate the ultimate or minimum amount of that liability until the case is close to resolution, in which case no reserve is established until that time.

Open Matters

Auction Rate Securities Inquiry – Based upon press reports, approximately forty firms, including the Company, have received inquiries from the Enforcement Department of FINRA regarding retail customer purchases through those firms of auction rate securities. The Company is cooperating with FINRA while it conducts its investigation. The Company notes that a number of underwriters of auction rate securities entered into settlements with the SEC and other regulators in connection with those underwriters' sales and underwriting practices. The Company did not, at any time, underwrite auction rate securities but merely served as agent for its customers in buying in auctions managed by these underwriters. Accordingly, the Company distinguishes its conduct from such underwriters and is prepared to assert these and other meritorious defenses should FINRA seek to bring an action in the future.

Borghetti v. Campus Pipeline – A putative shareholder derivative action was brought in the Third Judicial District Court in Salt Lake County, Utah on October 5, 2004 against Campus Pipeline in connection with a sell-side mergers and acquisitions engagement in which the Company acted as a financial advisor to Campus Pipeline. Plaintiffs alleged breach of fiduciary duty, fraud and similar related claims against Campus Pipeline's directors, officers, attorneys and the Company. On May 3, 2005, the court granted in part and denied in part the Company's motion to dismiss, dismissing all claims against the Company except the breach of fiduciary duty claim. Thereafter, on April 23, 2007, the court granted the Company's motion for summary judgment with respect to the remaining claims against the Company, although the plaintiffs subsequently have appealed this decision. The Company has denied liability in connection with this matter. The Company believes it has meritorious defenses to the action and intends to vigorously defend such action as it applies to the Company.

In re Charles Solak Litigation – The Company has been named (along with two employees) in a FINRA Arbitration filed by one of its retail customers who purchased auction rate securities as part of his 401(k) Profit Sharing Plan account. The Company has only recently filed its answer to Solak's complaint and the parties will now proceed toward discovery. The Company believes it has meritorious defenses to the action and intends to vigorously defend such action as it applies to the Company.

In re GT Solar International, Inc. – The Company has been named as a defendant in a purported class action litigation brought in connection with an initial public offering of GT Solar International, Inc. in July 2008 where it acted as a co-manager. The complaint, filed in the United States District Court for the District of New Hampshire on August 1, 2008, alleges violations of Federal securities laws against GT Solar and certain of its directors and officers as well as GT Solar's underwriters, including the Company, based on alleged misstatements and omissions in the registration statement. The Company believes it has meritorious defenses to the action and intends to vigorously defend such action as it applies to the Company.

In re Initial Public Offering Securities Litigation – The Company is a defendant in several purported class actions brought against numerous underwriters in connection with certain initial public offerings in 1999 and 2000. These cases have been consolidated in the United States District Court for the Southern District of New York and generally allege that underwriters accepted undisclosed compensation in connection with the offerings, entered into arrangements designed to influence the price at which the shares traded in the aftermarket and improperly allocated shares in these offerings. The actions allege violations of Federal securities laws and seek unspecified damages. Of the 310 issuers named in these cases, the Company acted as a co-lead manager in one offering, a co-manager in 32 offerings, and as a syndicate member in 10 offerings. The Company has denied liability in connection with these matters. On June 10, 2004, plaintiffs entered into a definitive settlement agreement with respect to their claims against the issuer defendants and the issuers' present or former officers and directors named in the lawsuits, however, approval of the proposed settlement remains on hold pending the resolution of the class certification issue described below. By a decision dated October 13, 2004, the Federal district court granted plaintiffs' motion for class certification, however, the underwriter defendants petitioned the U.S. Court of Appeals for the Second Circuit to review that certification decision. On December 5, 2006, the Second Circuit vacated the district court's class certification decision and the plaintiffs subsequently petitioned the Second Circuit for a rehearing. On April 6, 2007, the Second Circuit denied the rehearing request. In May 2007, the plaintiffs filed a motion for class certification on a new basis and subsequently scheduled discovery. During 2008, the parties have participated in a formal mediation over several sessions and are in the process of documenting a potential settlement (which is subject to, among other things, agreement on definitive documentation and approval by the Court) that the Company believes will result in the resolution of this matter for an amount that will be covered by its relevant insurance policies.

Lev Mass v. Thomas Weisel Partners – The Company has been named a defendant in a purported class action lawsuit filed in July 2008 with respect to the alleged misclassification of certain employees as exempt from provisions of California state law requiring the payment of overtime wages. The complaint was filed in the California Superior Court for the County of San Francisco. The Company believes it has meritorious defenses to these actions and intends to vigorously defend such actions as they apply to the Company.

In re Merix Securities Litigation – The Company has been a defendant in a purported class action suit brought in connection with an offering in January 2004 involving Merix Corporation in which it served as co-lead manager for Merix. On September 15, 2005, the United States District Court for the District of Oregon entered an order dismissing all claims against the underwriter defendants, including the Company, and the Merix defendants. A portion of the claim under Section 12(a)(2) of the Securities Exchange Act of 1934 was dismissed with prejudice, and the remainder of that claim and the Section 11 claim were dismissed with leave to re-file. Plaintiffs subsequently filed an amended complaint and on September 28, 2006 the Court dismissed the remaining claims with prejudice. Following the September 28, 2006 dismissal, plaintiffs filed a notice of appeal to the United States Court of Appeals for the Ninth Circuit and the dismissal has now been overturned by the appellate court. The parties have now begun discovery, and the court has set various status dates beginning in the next couple months. The Company believes it has meritorious defenses to these actions and intends to vigorously defend such actions as they apply to the Company.

In re Netlist, Inc. Securities Litigation – The Company has been named as a defendant in an amended complaint for a purported class action lawsuit filed in November 2007 in connection with the initial public offering of Netlist in November 2006 where the Company acted as a lead manager. The amended complaint, filed in the United States District Court for the Central District of California, alleges violations of federal securities laws against Netlist, various officers and directors as well as Netlist's underwriters, including the Company, based on alleged misstatements and omissions in the disclosure documents for the offering. The complaint essentially alleges that the registration statement relating to Netlist's initial public offering was materially false and misleading. The Company denies liability in connection with this matter. The Company believes it has meritorious defenses to the action and intends to vigorously defend such action as it applies to the Company.

In re Noah Educational Holdings, Ltd. – The Company has previously been named, and has now been formally served, as a defendant in a purported class action litigation brought in connection with an initial public offering of Noah Educational Holdings, Ltd. in October 2007 where it acted as a co-manager. The complaint, apparently filed in the United States District Court for the Southern District of New York, alleges violations of Federal securities laws against Noah Educational and the underwriters, including the Company, based on alleged misstatements and omissions in the registration statement. The Company believes it has meritorious defenses to the action and intends to vigorously defend such action as it applies to the Company.

In re Occam Networks, Inc. Securities Litigation – The Company has been named as a defendant in an amended complaint for a purported class action lawsuit filed in November 2007 arising out of the November 2006 secondary offering of Occam Networks, Inc. where the Company acted as the sole book manager. The amended complaint, filed in the United States District Court for the Central District of California, alleges violations of federal securities laws against Occam, various officers and directors as well as Occam's underwriters, including the Company, based on alleged misstatements and omissions in the disclosure documents for the offering. The Company believes it has meritorious defenses to these actions and intends to vigorously defend such actions as they apply to the Company.

In re Openwave Systems Inc. Securities Litigation – The Company has been named as a defendant in a purported class action lawsuit filed in June 2007 in connection with a secondary offering of common stock by Openwave Systems' in December 2005 where the Company acted as a co-manager. The complaint, filed in the United States District Court for the Southern District of New York alleges violations of Federal securities laws against Openwave Systems, various officers and directors as well as Openwave Systems' underwriters, including the Company, based on alleged misstatements and omissions in the disclosure documents for the offering. The underwriters' motion to dismiss was granted in October 2007, however, the plaintiffs may appeal the dismissal. The Company believes it has meritorious defenses to the action and intends to vigorously defend such action as it applies to the Company.

In re Orion Energy Systems, Inc. Securities Litigation – The Company has been named as a defendant in a purported class action lawsuit filed in February 2008 arising out of the December 2007 initial public offering of Orion Energy Systems, Inc. where the Company acted as the sole book manager. The complaint, filed in the United States District court for the Southern District of New York, alleges violations of federal securities laws against Orion, various officers and directors, as well as Orion's underwriters, including the Company, based on alleged misstatements and omissions in the disclosure documents for the offering. The Company believes it has meritorious defenses to these actions and intends to vigorously defend such actions as they apply to the Company.

In Re Rigel Pharmaceuticals – The Company has apparently been named (but not yet served) as a co-defendant in a purported class action litigation brought in connection with a February 2008 secondary offering of Rigel Pharmaceuticals in which the Company acted as a co-manager. The complaint appears to have been filed in the United States District Court, Northern District of California, and alleges violations of Federal securities laws against Rigel Pharmaceuticals, officers, and underwriters, including the Company, based on alleged misstatements and omissions in the registration statement. The Company believes it has meritorious defenses to these actions and intends to vigorously defend such actions as they apply to the Company.

In re Virgin Mobile USA, Inc. Securities Litigation – The Company has been named as a defendant in one of two purported class action lawsuits filed in November 2007 arising out of the October 2007 initial public offering of Virgin Mobile USA, Inc. where the Company acted as a co-manager. The complaints, filed in the United States District Courts for New Jersey and the Southern District of New York, allege violations of federal securities laws against Virgin Mobile, various officers and directors as well as Virgin Mobile's underwriters, including the Company, based on alleged misstatements and omissions in the disclosure documents for the offering. The parties have agreed to transfer and consolidate the matters in the United States District Court for the Southern District of New York. The Company believes it has meritorious defenses to these actions and intends to vigorously defend such actions as they apply to the Company.

In re Vonage Holdings Corp. Securities Litigation – The Company is a defendant named in purported class action lawsuits filed in June 2006 arising out of the May 2006 initial public offering of Vonage Holdings Corp. where the Company acted as a co-manager. The complaints, filed in the United States District Court for the District of New Jersey and in the Supreme Court of the State of New York, County of Kings, allege misuse of Vonage's directed share program and violations of Federal securities laws against Vonage and certain of its directors and senior officers as well as Vonage's underwriters, including the Company, based on alleged false and misleading statements in the registration statement and prospectus. In January 2007 the plaintiffs' complaints were transferred to the U.S. District Court for the District of New Jersey and the defendants have filed motions to dismiss. The Company believes it has meritorious defenses to these actions and intends to vigorously defend such actions as they apply to the Company.

Resolved Matters

In re AirGate PCS, Inc. Securities Litigation – The Company had been a defendant in a purported class action litigation brought in connection with a secondary offering of AirGate PCS, Inc. in December 2001 where the Company acted as a co-manager. The complaint, filed in the United States District Court for the Northern District of Georgia on May 17, 2002, alleges violations of Federal securities laws against AirGate and certain of its directors and officers as well as AirGate's underwriters, including the Company, based on alleged misstatements and omissions in the registration statement. During the second quarter of 2008 a settlement was reached that did not result in a liability for the Company.

In re First Horizon Pharmaceutical Corporation Securities Litigation – The Company has been a defendant in a purported class action litigation brought in connection with a secondary offering of First Horizon Pharmaceutical Corporation in April 2002 where the Company acted as a co-manager. The consolidated amended complaint, was filed in the United States District Court for the Northern District of Georgia on September 2, 2003, and alleged violations of Federal securities laws against First Horizon and certain of its directors and officers as well as First Horizon's underwriters, including the Company, based on alleged false and misleading statements in the registration statement and other documents. A settlement has now been reached that did not result in a liability for the Company.

In re Friedman's Inc. Securities Litigation – The Company has been a defendant in a purported class action litigation brought in connection with a secondary offering of Friedman's in September 2003 where the Company acted as a co-manager. The complaint, filed in the United States District Court for the Northern District of Georgia, alleged that the registration statement for the offering and a previous registration statement dated February 2, 2002 were fraudulent and materially misleading. During 2008, the plaintiffs' claims were settled. The Company's portion of the settlement amount was not material to the Company's consolidated statement of financial condition.

In re Intermix Media, Inc. – The Company had been a defendant in a purported class action lawsuit filed in August 2006 arising out of the sale of Intermix to News Corporation in September 2005. The complaint was filed in the United States District Court for the Central District of California and alleged various misrepresentations and/or omissions of material information that would have demonstrated that the sale was not fair from a financial point of view to the shareholders of Intermix. The Company acted as a financial advisor to Intermix in connection with the sale and rendered a fairness opinion with respect to the sale. In July 2008 the court dismissed, with prejudice, claims against the Company.

In re Leadis Technology, Inc. Securities Litigation – The Company has been a defendant in a purported class action litigation brought in connection with Leadis Technology, Inc.'s initial public offering in June 2004 in which the Company served as a co-manager for Leadis. The consolidated complaint, filed in the United States District Court for the Northern District of California on August 8, 2005, alleged violations of Federal securities laws against Leadis and certain of its directors and officers as well as the Company's underwriters, including the Company, based on alleged misstatements and omissions in the registration statement. On March 1, 2006 the complaint against the Company in this matter was dismissed by the court with prejudice. Subsequently, on March 28, 2006, the plaintiffs in this matter appealed the dismissal and the dismissal has now been overturned by the appellate court. The Company believes it has meritorious defenses to these actions and intends to vigorously defend such actions as they apply to the Company. A settlement has now been reached that the Company believes will not result in a liability for the Company.

In re SeraCare Life Sciences, Inc. Securities Litigation – The Company has been a defendant in a purported class action litigation brought in connection with the SeraCare May 2005 secondary offering and various financial filings from 2003 to 2006. In March 2006, SeraCare delisted from the NASDAQ and filed for bankruptcy. The complaint was filed in the United States District Court for the Southern District of California and was amended in June 2006 to include underwriter defendants. The complaint alleged violations of federal securities laws relating to the secondary offering and financials as referenced above. The Company acted as a co-manager on the secondary offering. A settlement has now been reached that the Company believes will result in the resolution of this matter for an amount that will be covered by its relevant reserves. At this time the Company is waiting for court approval of the settlement.

In re U.S. Auto Parts Network, Inc. Securities Litigation – The Company has been a defendant in a purported class action lawsuit filed in March 2007 with respect to the initial public offering of U.S. Auto Parts Network, Inc. on February 8, 2007 and subsequent public disclosures by U.S. Auto Parts. The Company was an underwriter and a co-book manager of the U.S. Auto Parts initial public offering. The complaint, which was filed in the United States District Court, Central District of California, Western Division, alleges violations of various Federal securities laws against U.S. Auto Parts and certain of its directors and officers as well as U.S. Auto Parts' underwriters, including the Company, based on, among other things, alleged false and misleading statements. A settlement has now been reached that did not result in a liability for the Company.

11. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK, CREDIT RISK OR MARKET RISK

The majority of the Company's transactions, and consequently the concentration of its credit exposure, is with its Clearing Brokers. The Clearing Brokers are also the primary source of short-term financing for both securities purchased and securities sold, but not yet purchased by the Company. The Company's securities owned may be pledged by the Clearing Brokers. The amounts receivable from or payable to the Clearing Brokers in the Company's consolidated statement of financial condition represent amounts receivable or payable in connection with the trading of proprietary positions and the clearance of customer securities transactions. As of December 31, 2008, the Company's cash on deposit with the Clearing Brokers was not collateralizing any liabilities to the Clearing Brokers.

In addition to the Clearing Brokers, the Company is exposed to credit risk from other brokers, dealers and financial institutions with which it transacts business. In the event counterparties do not fulfill their obligations, the Company may be exposed to credit risk. The Company seeks to control credit risk by following an established credit approval process and monitoring credit limits with counterparties.

The Company's trading activities include providing brokerage services to institutional and retail clients. To facilitate these customer transactions, the Company purchases proprietary securities positions ("long positions") in equity securities, convertible, other fixed income securities and equity index funds. The Company also enters into transactions to sell securities not yet purchased ("short positions"), which are recorded as liabilities on the consolidated statement of financial condition. The Company is exposed to market risk on these long and short securities positions as a result of decreases in market value of long positions and increases in market value of short positions. Short positions create a liability to purchase the security in the market at prevailing prices. Such transactions result in off-balance sheet market risk as the Company's ultimate obligation to satisfy the sale of securities sold but not yet purchased may exceed the amount recorded in the consolidated statement of financial condition. To mitigate the risk of losses, these securities positions are marked to market daily and are monitored by management to assure compliance with limits established by the Company. The associated interest rate risk of these securities is not deemed material to the Company.

12. NET CAPITAL REQUIREMENTS

TWP is a registered U.S. broker-dealer that is subject to the Uniform Net Capital Rule ("SEC Rule 15c3-1" or the "Net Capital Rule") under the Securities Exchange Act of 1934 administered by the SEC and FINRA, which requires the maintenance of minimum net capital. The net capital calculation is computed using an unconsolidated approach and is based solely on the unconsolidated financial results of TWP due to the fact that the subsidiaries of TWP are not subject to the Net Capital Rule.

TWP has elected to use the alternative method to compute net capital as permitted by the Net Capital Rule, which requires that TWP maintain minimum net capital, as defined, of $1.0 million. These rules also require TWP to notify and sometimes obtain approval from the SEC and FINRA for significant withdrawals of capital or loans to affiliates.

As of December 31, 2008, TWP's net capital was $41.9 million, which was $40.9 million in excess of its required minimum.

13. SUBSEQUENT EVENT

In February 2009, a customer of the Company failed to pay for several equity purchases the Company executed at the customer's request. Based on the Company's agreement with its Clearing Broker, the Company was required to settle and pay for those transactions on the customer's behalf. The Company subsequently sold the underlying securities and recorded a loss of approximately $5.1 million. The Company believes those losses were incurred as a result of fraudulent activity and intends to vigorously pursue that customer for the losses incurred upon liquidating those positions.

* * * * * *

Deloitte.

Deloitte & Touche LLP
50 Fremont Street
San Francisco, CA 94105-2230
USA
Tel: +1 415 783 4000
Fax: +1 415 783 4329
www.deloitte.com

February 27, 2009

Thomas Weisel Partners LLC
San Francisco, California

In planning and performing our audit of the consolidated financial statements of Thomas Weisel Partners LLC and subsidiaries (the "Company") as of and for the year ended December 31, 2008 (on which we issued our report dated February 27, 2009 and such report expressed an unqualified opinion on those consolidated financial statements), in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission ("CFTC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16. We did not review the practices and procedures followed by the Company in making daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and Regulation 30.7 of the CFTC as the Company does not carry customers' regulated commodity futures, foreign futures, or foreign options accounts.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2008, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Member of the Company, management, the SEC, the CFTC, the New York Stock Exchange, Inc., Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC in their regulation of registered broker-dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP